Exhibit 99.1

Innate Pharma Reports First Quarter 2022 Financial Results and Business Update

  First patient dosed in monalizumab Phase 3 lung cancer trial, PACIFIC-9 sponsored by AstraZeneca, which triggered a $50 million milestone payment extending Company cash runway into 2024
  Monalizumab data presented by AstraZeneca at AACR and in Journal of Clinical of Oncology
  Cash position to €131.7 million1 as of March 31, 2022
  (not including the $50 million payment from AstraZeneca)
  Conference call to be held today at 2:00 p.m. CEST / 8:00 a.m. EDT

MARSEILLE, France--(BUSINESS WIRE)--May 10, 2022--Regulatory News:

Innate Pharma SA (Euronext Paris: IPH; Nasdaq: IPHA) (“Innate” or the “Company”) today reported its consolidated financial results for the quarter ending March 31, 2022.

“Again this quarter we made significant progress in our pipeline in particular with the presentation of positive data and clinical progress with our anti-NKG2A, monalizumab. We also saw a $50 million milestone from AstraZeneca triggered due to the first patient dosed in April in the Phase 3 lung cancer trial. This means our cash position is considerably strengthened to fund our pipeline ambitions into 2024,” said Mondher Mahjoubi, Chief Executive Officer of Innate Pharma. “We look forward to additional clinical milestones this year from our broad antibody pipeline, specifically readouts for lacutamab in the second half and further progress on ANKETTM, as we leverage scientific expertise and strong partnerships to deliver innovative treatments for people with cancer.”

Webcast and conference call will be held today at 2:00pm CEST (8:00am EDT)

The live webcast will be available at the following link:
https://event.on24.com/wcc/r/3759098/7B02319F4F19D3C195707D21AF02B664

Participants may also join via telephone using the dial-in details below:
France: 0805 620 704
United States: 1 844 200 6205 / 1 646 904 5544
United Kingdom: 44 208 0682 558
All other locations: +1 929 526 1599
Access code: 051477

This information can also be found on the Investors section of the Innate Pharma website, www.innate-pharma.com.
A replay of the webcast will be available on the Company website for 90 days following the event.

Pipeline highlights:

Lacutamab (IPH4102, anti-KIR3DL2 antibody):

  The Phase 2 TELLOMAK study in Sézary syndrome and mycosis fungoides (MF) continues to progress and the Company expects to report preliminary data from both cohorts in the second half of 2022. In March 2022, Innate announced the opening of a new MF all-comers cohort in the TELLOMAK study. The all-comers cohort will be recruiting both KIR3DL2 expressors and non-expressors to explore the correlation between the level of KIR3DL2 expression and treatment outcomes utilizing a formalin-fixed paraffin embedded (FFPE) assay as a potential companion diagnostic.
  Two clinical trials are underway evaluating lacutamab in patients with KIR3DL2-expressing, relapsed/refractory peripheral T-cell lymphoma (PTCL):
    Phase 1b trial: a Company-sponsored Phase 1b clinical trial to evaluate lacutamab as a monotherapy in patients with KIR3DL2-expressing relapsed PTCL.
    Phase 2 KILT (anti-KIR in T Cell Lymphoma) trial: The Lymphoma Study Association (LYSA) investigator-sponsored, randomized trial to evaluate lacutamab in combination with chemotherapy GEMOX (gemcitabine in combination with oxaliplatin) versus GEMOX alone in patients with KIR3DL2-expressing relapsed/refractory PTCL.

ANKETTM (Antibody-based NK cell Engager Therapeutics):

  Recruitment continues in the Phase 1/2 clinical trial by Sanofi evaluating IPH6101/SAR443579, the first NKp46/CD16-based NK cell engager, in patients with relapsed or refractory acute myeloid leukemia (R/R AML), B-cell acute lymphoblastic leukemia (B-ALL) or high risk- myelodysplastic syndrome (HR-MDS).
  IPH64, the second ANKETTM drug candidate of the research collaboration with Sanofi, is progressing and the Company looks forward to updates on this asset.
  Innate will provide updates on IPH65, the tetra-specific ANKETTM, throughout the year as progress is made toward an IND-enabling study in 2023.

Monalizumab (anti-NKG2A antibody), partnered with AstraZeneca:

  On April 29, 2022, Innate announced a $50 million milestone payment from AstraZeneca was triggered for dosing the first patient in the Phase 3 clinical trial, PACIFIC-9, evaluating durvalumab (anti-PD-L1) in combination with monalizumab or AstraZeneca’s oleclumab (anti-CD73) in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who have not progressed following definitive platinum-based concurrent chemoradiation therapy (CRT). This is a post-period event.
  Detailed results from the randomized AstraZeneca-sponsored Phase 2 COAST clinical trial, including monalizumab data in combination with durvalumab, were published in the Journal of Clinical Oncology on April 22, 2022. The results were initially presented during the European Society for Medical Oncology (ESMO) Congress 2021. The results of the interim analysis showed monalizumab in combination with durvalumab improved progression-free survival (PFS) and objective response rate (ORR) compared to durvalumab alone in patients with unresectable, Stage III non-small cell lung cancer (NSCLC) who had not progressed after concurrent chemoradiation therapy (CRT). The Journal of Clinical Oncology publication now includes exploratory subgroup analysis.
  An oral presentation on April 11, 2022 at the American Association for Cancer Research (AACR) Annual Meeting from the AstraZeneca-sponsored Phase 2 NeoCOAST randomized trial in resectable, early-stage NSCLC highlighted improved disease responses with durvalumab in combination withmonalizumab, oleclumab or danvatirsen, when compared to durvalumab alone. The follow-up randomized clinical trial, NeoCOAST-2, is enrolling patients with resectable, stage IIA-IIIA NSCLC to receive neoadjuvant durvalumab combined with chemotherapy and either oleclumab or monalizumab, followed by surgery and adjuvant durvalumab plus oleclumab or monalizumab.
  The AstraZeneca-sponsored Phase 3 INTERLINK-1 trial of monalizumab plus cetuximab in immuno-oncology-pretreated head and neck cancer is ongoing with final data expected in 2024.

IPH5201 (anti-CD39), partnered with AstraZeneca:

  Data for the Phase 1 trial in solid tumors with IPH5201 alone or in combination with durvalumab (PD-L1) are expected to be presented in 2023.

IPH5301 (anti-CD73):

  In March 2022, The Institut Paoli-Calmettes announced that the first patient had been dosed in the investigator-sponsored Phase 1 trial of IPH5301 (CHANCES). The trial will be conducted in two parts, Part 1, the dose escalation, followed by a Part 2 safety expansion study cohort. Part 2 will evaluate IPH5301 in combination with chemotherapy and trastuzumab in HER2+ cancer patients.

ATM program:

  On May 05, 2022, Innate announced the commencement of an At-The-Market (ATM) program, pursuant to which it may, from time to time, offer and sell to eligible investors a total gross amount of up to $75 million American Depositary Shares (“ADS”). Each ADS representing one ordinary share of Innate.

Financial Results:

Cash, cash equivalents and financial assets of the Company amounted to €131.7 million as of March 31, 2022. At the same date, financial liabilities amounted to €43.8 million. Cash, cash equivalents and financial assets as of March 31, 2022 do not include the $50.0 million payment to be received from AstraZeneca.

Revenues for the first three months of 2022 amounted to €2.6 million (€4.5 million for the same period in 2021). For the three-month period, ended March 31, 2022, revenue from collaboration and licensing agreements mainly results from the spreading of the payments received under our agreements with AstraZeneca.

About Innate Pharma:

Innate Pharma S.A. is a global, clinical-stage oncology-focused biotech company dedicated to improving treatment and clinical outcomes for patients through therapeutic antibodies that harness the immune system to fight cancer.

Innate Pharma’s broad pipeline of antibodies includes several potentially first-in-class clinical and preclinical candidates in cancers with high unmet medical need.

Innate is a pioneer in the understanding of natural killer cell biology and has expanded its expertise in the tumor microenvironment and tumor-antigens, as well as antibody engineering. This innovative approach has resulted in a diversified proprietary portfolio and major alliances with leaders in the biopharmaceutical industry including Bristol-Myers Squibb, Novo Nordisk A/S, Sanofi, and a multi-products collaboration with AstraZeneca.

Headquartered in Marseille, France, with a US office in Rockville, MD, Innate Pharma is listed on Euronext Paris and Nasdaq in the US.

Learn more about Innate Pharma at www.innate-pharma.com

Information about Innate Pharma shares:

ISIN code	FR0010331421
Ticker code	Euronext: IPH Nasdaq: IPHA
LEI	9695002Y8420ZB8HJE29

Disclaimer on forward-looking information and risk factors:

This press release contains certain forward-looking statements, including those within the meaning of the Private Securities Litigation Reform Act of 1995. The use of certain words, including “believe,” “potential,” “expect” and “will” and similar expressions, is intended to identify forward-looking statements. Although the company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated. These risks and uncertainties include, among other things, the uncertainties inherent in research and development, including related to safety, progression of and results from its ongoing and planned clinical trials and preclinical studies, review and approvals by regulatory authorities of its product candidates, the Company’s commercialization efforts, the Company’s continued ability to raise capital to fund its development and the overall impact of the COVID-19 outbreak on the global healthcare system as well as the Company’s business, financial condition and results of operations. For an additional discussion of risks and uncertainties which could cause the company's actual results, financial condition, performance or achievements to differ from those contained in the forward-looking statements, please refer to the Risk Factors (“Facteurs de Risque") section of the Universal Registration Document filed with the French Financial Markets Authority (“AMF”), which is available on the AMF website http://www.amf-france.org or on Innate Pharma’s website, and public filings and reports filed with the U.S. Securities and Exchange Commission (“SEC”), including the Company’s Annual Report on Form 20-F for the year ended December 31, 2021, and subsequent filings and reports filed with the AMF or SEC, or otherwise made public, by the Company.

This press release and the information contained herein do not constitute an offer to sell or a solicitation of an offer to buy or subscribe to shares in Innate Pharma in any country.

1 Including short term investments (€16.3 million) and non-current financial instruments (€38.8 million). Not including PACIFIC-9 milestone payment to be received by the Company.

Contacts

For additional information, please contact:

Investors and Media

Innate Pharma
Henry Wheeler
Tel.: +33 (0)4 84 90 32 88
Henry.wheeler@innate-pharma.fr

ATCG Press
Marie Puvieux (France)
Tel.: +33 981 87 46 72
innate-pharma@atcg-partners.com